EXHIBIT 99.3
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                              SINOVAC BIOTECH LTD.
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           APPROVED FOR LISTING ON THE AMERICAN STOCK EXCHANGE (AMEX)
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BEIJING, November 26, 2004 - Sinovac Biotech Ltd. ("Sinovac") ("the Company") (NASD OTC-BB: SNVBF) announces that the American Stock Exchange has approved Sinovac's application for the listing of the Company's common stock. This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards. Shares of the Company's common stock are expected to begin trading on the American Stock Exchange under the symbol "SVA" within 10 to 15 business days.

Sinovac president, Dr. Wei Dong Yin commented, "Progressing onto the American Stock Exchange represents the achievement of another significant milestone that we had set for 2004. This accomplishment is an important step in the building of a strong foundation upon which we can grow our vaccine business both in China and internationally. In the near future, we are also expecting the final approval of our hepatitis A&B vaccine for sale in China and the completion of our SARS vaccine Phase I clinical trial."

Dr. Yin added, "Sinovac is pleased to be joining the growing number of biotechnology companies listed on the American Stock Exchange. This listing further validates Sinovac's fundamental business reputation, corporate governance, and future potential. With the listing on the AMEX, we expect to benefit from greater accessibility to institutional investment, better share price stability, greater share liquidity, and an overall increase in Sinovac's visibility in the investment community."

AMEX approval of Sinovac is one more step in achieving Sinovac's vision for becoming one of China's leading biotechnology companies: providing state-of-the-art vaccines that combat some of the world's most virulent viruses.

For further details on the Company's approval for listing on AMEX please contact Sinovac Investor Relations toll-free at (888) 888 8312 or 1 604 684 5990 from outside North America.


About the American Stock Exchange
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The American Stock Exchange(R) (Amex(R)) is the only primary exchange that offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRS(sm). In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 143 ETFs. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks. For more information, please visit http://www.amex.com.
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About Sinovac Biotech Ltd.
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Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for hepatitis A. Sinovac is the first and currently the only company in the world to have commenced clinical trials for a vaccine to prevent SARS.

Management invites shareholders and interested parties to email media articles, or indeed any information that relates to Sinovac, its vaccines and the respective viruses that each one treats, to info@sinovac.com. Articles that have
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already been published will be added to a media library on the Sinovac web-site which is currently being re-designed, and new articles that are received on an ongoing basis will be posted regularly.

For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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Contact:   Investor   Relations   at  (888)  888  8312  or  (604)   684-5990  or
info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THE AMEX APPROVAL IS CONTINGENT UPON SINOVAC BEING IN COMPLIANCE WITH ALL APPLICABLE LISTING STANDARDS ON THE DATE IT BEGINS TRADING ON THE AMERICAN STOCK EXCHANGE, AND MAY BE RESCINDED IF THE COMPANY IS NOT IN COMPLIANCE WITH SUCH STANDARDS.